

September 1, 2011

<u>Via Facsimile</u>
Ronald L. Dissinger
Chief Financial Officer
Kellogg Company
One Kellogg Square, P.O. Box 3599
Battle Creek, Michigan 49016

> **Re:** **Kellogg Company**
> **Form 10-K for Fiscal Year Ended January 1, 2011**
> **Filed February 25, 2011**
> **Form 10-Q for Fiscal Quarter Ended July 2, 2011**
> **Filed August 5, 2011**
> **File No. 001-04171**

Dear Mr. Dissinger:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended July 2, 2011

Note 11: Operating Segments, page 21

1.   We note that you currently manage your operations in four geographic operating segments and that you have a new president and chief executive officer as of January 2, 2011. To help us gain a better understanding of how your operations relate to your segment presentation under FASB ASC 280-10, please:

   - Identify for us the positions that are your chief operating decision maker and segment managers, and describe for us the factors you considered in reaching your conclusion;

- Describe for us your process for preparing your operating and capital expenditure budgets, including the preparation and approval steps, the participation by your chief operating decision maker and segment managers, and the financial information utilized;

- Describe for us the process utilized by the chief operating decision maker to assess performance of your operating segments, and provide us a copy of the financial reports and any presentations related to the assessment of the second fiscal quarter operating results; and

- Describe for us the significant resource allocation decisions made during 2011 by your chief operating decision maker.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721, or Michael Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant